UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of July 24, 2003

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Hydro to sell Carmeda

Oslo (2003-07-24): Hydro Pronova has entered into an agreement with a financial consortium consisting of the equity investors HealthCap and Investor Growth Capital, concerning the divestment of its Swedish subsidiary, Carmeda AB. The cash proceeds for Hydro from the sale will be around SEK 180 million after deduction of sales costs and minority interests. In addition, Hydro will receive royalties on a certain share of Carmeda's future sales revenues. The divestment will result in an estimated gain of around NOK 120 million that is expected to be included in the third quarter results for 2003.

Carmeda develops, produces and markets biologically active biocompatible surfaces for disposable medical devices and implants, mainly in the fields of cardiology, cardiac surgery and vascular surgery. Carmeda is co-operating with world leading companies, such as Johnson & Johnson / Cordis for intravascular stents, Medtronic for coronary bypass circuits and W.L. Gore & Associates for vascular grafts. The company has 40 employees and is based in Stockholm.

Hydro Pronova AS is a fully owned subsidiary of Norsk Hydro ASA with the reponsibility for projects and business activities in the periphery of Hydro's core activities. This divestment is in line with Hydro's strategy of focusing on its core activities, and the purchasing consortium has a strategic focus on the field in which Carmeda operates. Hydro therefore believes that Carmeda will be better positioned to realise its full potential under the new ownership.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website

Hydro Aluminium strengthens alumina position

Oslo (2003-07-24): Norsk Hydro is to take part in the second expansion of the Brazilian alumina refinery Alunorte. The board of directors of Alunorte has today approved a project to increase capacity by 1.8 million tonnes to 4.2 million tonnes. The expansion will further improve Hydro Aluminium's alumina cost position.

Alumina is the key raw material for the production of primary aluminium. Hydro Aluminium holds a 34 per cent interest in Alunorte and will, after completion of the project, increase supplies of alumina from Alunorte to its global primary aluminium production system with 610,000 tonnes, to more than 1.4 million tonnes per year.

Including project reserves and financial costs, Hydro's 34 per cent share of the investment is expected to be USD 204 million. The expansion project will start this summer, and full production is expected at the end of the second quarter of 2006.

The Alunorte expansion project represents an investment cost of approximately USD 320 per tonne of new production capacity, lower than other major brownfield projects known in the market. Full cash operating cost after expansion will be well below the estimated present world average of USD 135 per tonne, confirming that Alunorte has one of the lowest conversion costs in the industry.

The investment is financially attractive with an expected real rate of return (IRR) after taxes of around 15%, calculated on an average primary aluminium three-month price of USD 1,400 per tonne on the London Metal Exchange. This is well above Norsk Hydro's 10 per cent hurdle rate for investments.

"It is vital for our global primary aluminium position that we can ensure cost efficient alumina supplies. Alunorte offers some of the lowest conversion costs in the alumina industry, at the same time as performance in safety, environment and community relations is very good." says Truls Gautesen, president of Hydro Aluminium Primary Metal.

Hydro Aluminium operates seven fully owned primary aluminium plants in Norway, Germany and Australia. Hydro Aluminium also has equity participation in five plants in Norway, Germany, Slovakia, Canada and Australia. Total primary aluminium capacity, on an equity basis, is approximately 1.4 million tonnes per year. Ongoing major expansions in new low cost production capacity at Sunndal, Norway, and Alouette, Canada, as well as smaller efficiency measures in existing potlines, will add up to 300,000 tonnes of new primary capacity from 2002 to 2006.

Alumina represents 35 - 40 per cent of the total cash operating cost in primary aluminium production, and focus on and control of this cost element is critical. Hydro Aluminium needs approximately three million tonnes of alumina supplies annually to cover its current equity production of aluminium. Approximately 45 per cent of this is today covered through ownership in alumina refineries: Alunorte, Brazil (34%), Alpart, Jamaica (35%), AOS, Germany (50%). The rest is supplied through a portfolio of long-term contracts.

Through this expansion of Alunorte Hydro Aluminium maintains an equity alumina sourcing of about 50 per cent, also after completion of the ongoing expansions of primary metal production.

Hydro became a partner in Alunorte in 2000, and later took part in the first expansion inaugurated in April this year, increasing Hydro's off-take from Alunorte to approximately 820,000 tonnes.

The Alunorte project also includes additional energy generation capacity making Alunorte self-sufficient when it comes to the electricity and steam needed to run the process. Bauxite for the new production lines is secured under contracts with Aluvale (a subsiduary of CVRD) that controls 57 per cent of the shares of Alunorte. Bauxite will come from the new Paragominas mine, 230 kilometres from the refinery.

In June this year, Hydro Aluminium announced a major 26 year alumina contract with the Australian company Comalco. The contract with Comalco confirms Hydro Aluminium's low investment alumina strategy to secure long-term supplies.

Hydro Aluminium is one of the top three integrated, global aluminium companies, and the leading aluminium company in Europe. Hydro Aluminium is part of Norsk Hydro, a leading Norway-based industrial group with core business areas being Hydro Oil & Energy, Hydro Agri and Hydro Aluminium.

More information can be found at www.hydro.com

*****
Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President, Corporate Accounting and Consolidation

July 24, 2003